SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  June 20, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                          - 2 -

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated June 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    Tan Range Exploration Corporation

                    (Registrant)

                    “James Sinclair”

Date:   June 20, 2005

                    James E. Sinclair, Chief Executive Officer

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Exhibit 1

Corporate Office:

                                        Form 20-F, File No. 0-50634

93 Benton Hill Road

                                        Trade Symbol:

Sharon, CT  06069

                                           TSX:

                                           TNX

Tel: (860) 364-1830

                                           AMEX:  TRE

Fax: (860)  364-0673

                                        Vancouver Office:

                                        Suite 1400 – 355 Burrard Street

                                        Vancouver, B.C.  V6C 2G8

                                        Toll Free: 1-800-811-3855

                                        Tel: (604) 669-5598

                                        Fax: (604) 669-8915

Email: investors@tanrange.com                                                                        Website:  www.tanrange.com

News Release -  June 20, 2005

TAN RANGE CHAIRMAN TO PROVIDE

C$1 MILLION PRIVATE PLACEMENT

Tan Range Exploration Corporation announces that Mr. James E. Sinclair has agreed to provide C$1 million by way of a private placement with the proceeds being applied to a significant exploration program including a major drilling component on several of its mineral properties  in Tanzania.

Mr. Sinclair has agreed to fund the exploration program through the purchase of 819,000 common shares at  a purchase price of C$1.221 per share for proceeds totaling C$1,000,000.

The price reflects the weighted average trading price of the Company’s shares for the five consecutive trading days ended June 17, 2005.

The placement common shares are subject to certain mandated hold periods and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with this placement.

The private placement is subject to Regulatory approval.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

Neither the Toronto Stock Exchange nor American Stock Exchange have reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.